Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated April 16, 2014

DYY      PowerShares DB Commodity Double Long ETN
DPU      PowerShares DB Commodity Long ETN DDP      PowerShares DB Commodity
Short ETN
ETN  and  index data as of March 31, 2014 DEE
PowerShares DB Commodity Double
Short ETN

Description Deutsche Bank announced on February 9, 2012 the suspension of any further issuance of the The PowerShares DB Commodity Double PowerShares DB
Commodity ETNs. The DB PowerShares Commodity ETNs will continue to Long
Exchange Traded Note (Symbol: DYY), be listed and traded on NYSE Arca.
Separately, Deutsche Bank announced that, effective PowerShares DB Commodity
Long Exchange after the close of trading on February 16, 2012, there would be a change in the underlying Traded Note (Symbol: DPU), PowerShares index to the
PowerShares DB Commodity Double Long Exchange Traded Note and the DB Commodity
Short Exchange Traded Note PowerShares DB Commodity Long Exchange Traded Note.
Please see the press release filed (Symbol: DDP) and PowerShares DB Commodity by Deutsche Bank with the SEC on February 9, 2012 for additional information.
Double Short Exchange Traded Note (Symbol:
DEE) (collectively, the "PowerShares DB ETN  and  Index History (%)
Commodity ETNs") provide investors a way to take       1 Year      3 Year
5 Year      10 Year      ETN Inception a short or leveraged view on the
performance of a
                                                      ETN Repurchase Value(1)
broad-based commodity index. Commodity Double Long      -7.67      -13.80
6.69      --      -16.96 All of the PowerShares DB Commodity ETNs are Commodity
Long      -3.90      -6.07      4.74      --      -6.41 Commodity Short
1.61      1.83      -8.39      --      3.29 based on a total return version of
the Deutsche Commodity Double Short      2.85      1.48      -18.53      --
 2.16 Bank Liquid Commodity Index[]. The Long and Double Long ETNs are based on the Optimum ETN Market Price(2) Yield[] version of the Index. The Short and
Double Commodity Double Long      -7.25      -13.68      6.71      --
-16.50 Commodity Long      -0.77      -6.00      4.94      --      -6.00 Short
ETNs are based on the standard version of Commodity Short      5.11      2.25
   -8.11      --      3.45 the Index. Each index is intended to track the long
Commodity Double Short      9.44      1.90      -18.31      --      2.38 or
short performance of the underlying futures
                                                      Index History contracts
relating to six commodities: wheat, Deutsche Bank Liquid Commodity corn, light
sweet crude oil, heating oil, gold Index -- Optimum Yield      -3.19      -5.34
     5.44      --      -5.91 and aluminum. Deutsche Bank Liquid Commodity Index
     -3.29      -5.30      4.74      --      -8.71
Comparative Indexes(3)
PowerShares DB Commodity ETN  and  Index Data S and P 500      21.86      14.66
21.16      --      7.51
Ticker symbols Barclays U.S. Aggregate      -0.10      3.75      4.80      --
   4.68 Commodity Double Long      DYY
Source: Invesco PowerShares, Bloomberg L.P.
Commodity Long      DPU (1)      ETN repurchase value performance figures
reflect repurchase value, which would require investors to have Commodity Short
     DDP a minimum number of shares (found in pricing supplement and the
following page). Repurchase value is the Commodity Double Short      DEE
current principal amount x applicable index factor x fee factor. See the prospectus for more complete information.
                                                     Investors holding less
than the minimum number of shares required to effect a repurchase would have to sell their Intraday indicative value symbols shares at prevailing market prices, which may be at a discount to the repurchase value. See "ETN Market
Price" in this table. Index history is for illustrative purposes only and does
not represent actual PowerShares DB Commodity Commodity Double Long      DYYIV
ETN performance. The inception date of the Deutsche Bank Liquid Commodity Index
(DBLCI) is Jan. 12, 2004.
Commodity Long      DPUIV The inception date of the Index's Optimum Yield
version is May 24, 2006. ETN repurchase value is based on a Commodity Short
 DDPIV combination of the monthly returns or inverse monthly returns for the
Commodity Long ETNs and Commodity Short ETNs, respectively, or two times the monthly returns or inverse monthly returns for the Commodity Double Commodity
Double Short      DEEIV Long ETNs and Commodity Double Short ETNs,
respectively, from the relevant commodity index plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the CUSIP symbols PowerShares DB Commodity ETNs, less the investor fee. The Long and Double Long ETNs are based on the Commodity Double
Long      25154H475 Deutsche Bank Liquid Commodity Index -- Optimum Yield[],
and the Short and Double Short Commodity ETNs are based on the standard version of the Deutsche Bank Liquid Commodity Index (the "Commodity Indexes").
Commodity Long      25154H459 The T-Bill Index is intended to approximate the
returns from investing in 3-month United States Treasury bills on a Commodity
Short      25154H467 rolling basis.
Commodity Double Short      25154H483 (2)      ETN market price performance is
calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a percentage change from the beginning to the end of the specified time period.
Details Index performance does not reflect any transaction costs or expenses.
Indexes are unmanaged, and you ETN price at initial listing      $25.00 cannot
invest directly in an index.
Inception date      4/28/08 (3)      The S and P 500([R]) Index is an unmanaged
index used as a measurement of change in stock market Maturity date      4/1/38
conditions based on the performance of a specified group of common stocks. The
Barclays U.S. Aggregate Bond Index(TM) is an unmanaged index considered representative of the US investment-grade, fixed-rate Yearly investor fee
0.75% bond market.
Leveraged reset frequency      Monthly PAST PERFORMANCE DOES NOT GUARANTEE
FUTURE RESULTS.
Listing exchange      NYSE Arca Standard DB Commodity Index symbol
DBLCMACL OY[] DB Commodity Index symbol      DBLCOYER

Issuer
Deutsche Bank AG, London Branch Long-term Unsecured Obligations

800 983 0903 | 877 369 4617[] powersharesetns.com | www.dbxus.com[] twitter:
@PowerShares

DYY	PowerShares DB **Commodity Double Long** ETN
DPU	PowerShares DB **Commodity Long** ETN
DDP	PowerShares DB **Commodity Short** ETN
DEE	PowerShares DB **Commodity Double Short** ETN

What are the PowerShares DB Commodity ETNs?

The PowerShares DB Commodity ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are each linked to a total return version of a Deutsche Bank commodity index. The Long and Double Long ETNs are linked to the Deutsche Bank Liquid Commodity Index – Optimum Yield™, and the Short and Double Short ETNs are linked to the standard version of the Deutsche Bank Liquid Commodity Index. Both indexes are designed to reflect the performance of certain commodity futures contracts on crude oil, heating oil, corn, wheat, gold and aluminum.

Investors can buy and sell the PowerShares DB Commodity ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the PowerShares DB Commodity ETNs in blocks of no less than 5,000 securities and integral multiples of 5,000 securities thereafter, subject to the procedures described in the pricing supplement, which may include a fee of up to $0.03 per security.

Benefits & Risks of PowerShares DB Commodity ETNs

Benefits

- Leveraged and short notes
- Relatively low cost
- Intraday access
- Listed
- Transparent

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Credit risk of the issuer
- Potential lack of liquidity

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

Important Risk Considerations:

The PowerShares DB Commodity ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer term inverse or leveraged investment results by means of securities that reset their exposure monthly. *Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount (the amount you invested) is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the securities.* There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your securities may not be offset by any beneficial monthly performances.

The PowerShares DB Commodity ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the PowerShares DB Commodity ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The PowerShares DB Commodity ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the PowerShares DB Commodity ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB Commodity ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Commodity ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the PowerShares DB Commodity ETNs is zero, your investment will expire worthless.

The PowerShares DB Commodity ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of PowerShares DB Commodity ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares DB Commodity ETNs. Sales in the secondary market may result in losses.

The PowerShares DB Commodity ETNs provide concentrated exposure to notional positions in commodity futures contracts. The market value of the PowerShares DB Commodity ETNs may be influenced by many unpredictable factors, including, among other things, volatile prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions.

The PowerShares DB Commodity Double Long ETN and PowerShares DB Commodity Double Short ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

An investor should consider the PowerShares DB Commodity ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the PowerShares DB Commodity ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured – No Bank Guarantee – May Lose Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

For US Use Only

P-DBCOMM-ETN-PC-1-E 04/14